Exhibit 3.20

CERTIFICATE OF FORMATION

OF

MEMORY BOOK ACQUISITION LLC

This Certificate of Formation of Memory Book Acquisition LLC is being duly executed and filed by the undersigned, as a founding member, to form a limited liability company under the Delaware Limited Liability Company Act, 6 Del. C. §18-101. et seq. (the “Act”).

1. The name of the limited liability company formed hereby is Memory Book Acquisition LLC (the “Company”).

2. The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Memory Book Acquisition LLC on September 18, 2007 and submits it for filing in accordance with the Act.

By:	/s/ NOMAAN A. RAJA
Name:	Nomaan A. Raja
Title:	Authorized Person